Exhibit 99.1

WISeQey Issues CEO Letter to Shareholders: Building an Intelligent, Secure Platform for the Intelligence Age

Geneva, Switzerland – October 21, 2026 – WISeQey Corp. (formerly known as WISeKey International Holding AG, “WISeQey”) (Nasdaq/SIX: WQEY), a global quantum cybersecurity and space IoT company, today issued a Letter to Shareholders from its Founder, Chairman and Chief Executive Officer, Carlos Moreira, outlining the Group’s strategy and priorities following its redomiciliation and the Nasdaq listing of its space connectivity subsidiary, WISeSat.Space Holdings Corp (Nasdaq: SAIQ) (“WISeSat.Space”).

Dear Shareholders,

October marks an important new chapter for our Group. Following the successful completion of our cross-border merger and redomiciliation, WISeQey Corp. began trading on Nasdaq and the SIX Swiss Exchange under the unified ticker WQEY on October 5, 2026. This milestone establishes the corporate foundation for our next phase of development: bringing together the Group’s technologies to build trusted infrastructure for the Intelligence Age.

Alongside this achievement, our subsidiary WISeSat.Space successfully completed its business combination with Columbus Acquisition Corp., with its ordinary shares commencing trading on Nasdaq under SAIQ on October 2, 2026. The listing established a dedicated public-market platform to advance our ambition of bringing cybersecurity to space and delivering trusted satellite connectivity. As disclosed via the October 14, 2026 SEC filing, WISeQey remains WISeSat.Space’s largest shareholder, directly holding 23,387,061 WISeSat.Space shares, including Class F shares on an as-converted basis. Including the 3,018,294 shares held by SEALSQ, WISeQey reports aggregate beneficial ownership of 26,405,355 shares, representing approximately 88.5% of the ordinary-share class under the filing’s beneficial-ownership methodology.

The structure also allows each business to present a more focused investment proposition, while WISeQey works to connect complementary technologies and develop opportunities across the Group. Our objective is to combine the focus of dedicated public companies with the commercial advantages of collaboration across secure semiconductors, digital identity and satellite connectivity. With these transactions completed, our focus is on commercial execution, turning our technologies into customer deployments, building revenue-generating relationships and allocating capital to opportunities with a clear path to long-term shareholder value.

Building Trust Into Intelligent Systems

These milestones support a clear strategic objective: to integrate the Group’s complementary technologies into an intelligent, secure platform connecting people, devices, machines and satellites.

As artificial intelligence becomes embedded in everyday infrastructure, connected systems will increasingly exchange information, make decisions and initiate transactions autonomously. Their usefulness will depend on whether their identities, data and actions can be trusted. Our ambition is to provide that foundation of trust, from the semiconductor inside a device to the networks and services through which it operates.

We intend to bring together five complementary capabilities:

●	Secure semiconductors and post-quantum cryptography, through SEALSQ, to establish hardware-based trust and strengthen protection against emerging threats.

●	Digital identity and public key infrastructure, to authenticate people, devices and services and protect their interactions.

●	Secure satellite connectivity, through WISeSat.Space, to extend trusted communications beyond terrestrial networks.

●	Artificial intelligence, to support intelligent services operating with authenticated identities and protected data.

●	Trusted machine transactions, through technologies such as SEALCOIN, to support secure interactions and exchanges between connected devices.

Our next step is to connect these capabilities by creating a platform in which a device can establish its identity, communicate securely, verify the origin and integrity of information, and participate in authorized transactions. We see potential applications across industrial automation, logistics, energy, connected mobility and critical infrastructure.

Connecting Our Capabilities

The collaboration between SEALSQ and WISeSat.Space illustrates this strategy in practice. SEALSQ’s $10 million PIPE investment, completed alongside WISeSat.Space’s business combination, provided capital to advance satellite infrastructure and support the planned integration of post-quantum security across space, ground and user systems. The collaboration aims to combine satellite capacity with secure semiconductors, cryptography and trusted identity helping customers authenticate connected devices and protect the data they exchange beyond the reach of terrestrial networks.

Our Priorities for Shareholder Value

For WQEY shareholders, our objective is to build long-term value through both our strategic holdings and turn the Group’s combined capabilities into revenue-generation commercial opportunities. Our listed subsidiaries provide focused platforms for development and financing, while WISeQey’s role is to drive collaboration, prioritize opportunities where our businesses are stronger together, and translate those advantages into long-term shareholder value.

Our priorities are execution, disciplined capital allocation and commercialization. We will focus on translating technology into customer deployments, expanding industrial partnerships and developing services that address concrete security and connectivity needs. We will evaluate investments against their commercial potential, funding requirements and expected contribution to shareholder value.

We enter this next chapter with a clear conviction: as intelligence becomes more distributed and autonomous, trust must be built into its foundations. WISeQey’s ambition is to help make that possible.

Thank you for your continued confidence and support. We are focused on earning that trust through disciplined execution, commercial progress and a sustained commitment to creating long-term value for you, our shareholders.

Carlos Creus Moreira

Founder, Chairman & Chief Executive Officer

WISeQey Corp.

Nasdaq / SIX: WQEY

About WISeQey

WISeQey Corp. (“WISeQey”), is a British Virgin Islands holding company focused on post quantum cybersecurity, digital identity, space technology and the Internet of Things (IoT). Its operating subsidiaries and technology platforms address distinct parts of this portfolio:

1.	SEALSQ Corp (Nasdaq: LAES) develops secure semiconductors, public key infrastructure (PKI) and post-quantum security products.

2.	WISeSat.Space (Nasdaq: SIAQ) develops space technology and secure satellite communications, particularly for IoT applications.

3.	WISeID provides digital identity, authentication, secure access and digital signing for individuals, enterprises and connected devices.

4.	WISe.ART Corp operates the WISe.ART marketplace, which uses blockchain technology to support trusted digital asset and NFT transactions.

5.	SEALCOIN AG develops decentralized physical infrastructure network (DePIN) technology and the SEALCOIN platform.

Each subsidiary contributes to WISeQey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeQey platform. WISeQey secures digital identity ecosystems for individuals and objects using blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeQey plays a vital role in securing the Internet of Everything. Trusted by the OISTE/WISeQey cryptographic Root of Trust, WISeQey provides secure authentication and identification for IoT, blockchain, and AI applications. The WISeQey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeQey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning WISeQey, WISeSat.Space and their respective businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, the anticipated benefits of the business combination, WISeSat.Space’s plans to expand its satellite infrastructure and develop post-quantum-secure satellite communications, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Words such as “aims,” “ambition,” “anticipates,” “expects,” “intends,” “plans,” “will” and similar expressions are intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include WISeQey’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; WISeSat.Space’s ability to realize the anticipated benefits of the business combination, operate as a public company and maintain its Nasdaq listing; the success, cost and timing of satellite launches and operations; competition in the satellite and cybersecurity markets; and the risks discussed in WISeQey’s and WISeSat.Space’s filings with the SEC. Risks and uncertainties are further described in reports filed by WISeQey and WISeSat.Space with the SEC. WISeQey is providing this communication as of this date and do not undertake to update any forward-looking statements as a result of new information, future events or otherwise

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSA’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeQey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeQey. Given the risks and uncertainties described herein, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Press and Investor Contacts

WISeQey Corp. Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeQey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lena.cati@theequitygroup.com

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